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                             July 11, 2022

       Haim Ratzabi
       Chief Financial Officer
       Jeffs' Brands Ltd
       3 Hanechoshet Street
       Tel Aviv, Israel
       6971068

                                                        Re: Jeffs' Brands Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 27, 2022
                                                            File No. 333-262835

       Dear Mr. Ratzabi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Capitalization, page 48

   1. We reviewed your revisions related to comment 1. Please tell us your consideration of recording the loan
discount as of December 31, 2021 and the difference between the fair value of the related
party loans bearing the modified terms and the carrying values of the original loans
immediately prior to the modification in your accumulated deficit upon conversion. Refer to
IFRS 9.
   2. We reviewed your revisions related to comment 3. The balance for total capitalization in the Pro Forma As
Adjusted column was not properly totaled. Please clarify or revise.
 Haim Ratzabi
Jeffs' Brands Ltd
July 11, 2022
Page 2

       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,
FirstName LastNameHaim Ratzabi
                                                         Division of
Corporation Finance
Comapany NameJeffs' Brands Ltd
                                                         Office of Trade &
Services
July 11, 2022 Page 2
cc:       Angela Gomes
FirstName LastName